UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ramtron International Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

751907304

(CUSIP Number)

T.J. Rodgers President and Chief Executive Officer Cypress Semiconductor Corporation 198 Champion Court San Jose, CA 95134-1599 (408) 943-2600 With a copy to:

Larry W. Sonsini, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 Telephone: (650) 493-9300	Selim Day, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 Telephone: (212) 999-5800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 10, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 751907304	13D

(1)	NAMES OF REPORTING PERSONS Cypress Semiconductor Corporation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
27,580,523 shares
	(8)	SHARED VOTING POWER
0 shares
	(9)	SOLE DISPOSITIVE POWER
27,580,523 shares
	(10)	SHARED DISPOSITIVE POWER
0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,580,523 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.7%*
(14)	TYPE OF REPORTING PERSON (see instructions) HC, CO

*	Percentage calculated based on 35,487,203 shares of common stock, par value $0.01 per share, of Ramtron International Corporation, a Delaware corporation (“Ramtron”), outstanding on October 17, 2012, as reported by Ramtron to Cypress Semiconductor Corporation.

CUSIP No. 751907304	13D

(1)	NAMES OF REPORTING PERSONS Rain Acquisition Corp.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
27,580,523 shares
	(8)	SHARED VOTING POWER
0 shares
	(9)	SOLE DISPOSITIVE POWER
27,580,523 shares
	(10)	SHARED DISPOSITIVE POWER
0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,580,523 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.7%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Percentage calculated based on 35,487,203 shares of common stock, par value $0.01 per share, of Ramtron International Corporation, a Delaware corporation (“Ramtron”), outstanding on October 17, 2012, as reported by Ramtron to Cypress Semiconductor Corporation.

Item 1. Security and Issuer.

The title and class of securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $0.01 per share (the “Common Stock”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), of Ramtron International Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1850 Ramtron Drive, Colorado Springs, Colorado 80921.

Item 2. Identity and Background.

This Statement is being jointly filed by (i) Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), and (ii) Rain Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Cypress (together, the “Reporting Persons” and each, a “Reporting Person”).

The principal executive offices of Cypress are located at 198 Champion Court, San Jose, California 95134. Cypress delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value. Cypress is the world leader in universal serial bus controllers. In addition, Cypress is the industry leader in the high-performance SRAM memory market and a market leader in programmable timing devices. Cypress serves numerous markets including consumer, mobile handsets, computation, data communications, automotive, industrial and military.

The principal executive offices of Purchaser are located at 198 Champion Court, San Jose, California 95134. To date, Purchaser has engaged in no activities other than those incident to its formation and to the transactions contemplated by the Offer and the Merger Agreement (as those terms are defined in Items 3 and 4 below). Purchaser is a wholly owned subsidiary of Cypress.

The name, citizenship, business address, principal occupation or employment, and five-year employment history for each of the directors and executive officers of Cypress and Purchaser and the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Cypress or Purchaser, as the case may be, are set forth in Schedule I to the Offer to Purchase dated June 21, 2012, which is attached hereto as Exhibit 2 and incorporated herein by reference (together with any amendments and supplements thereto, including the Amendment and Supplement to the Offer to Purchase dated September 25, 2012 (the “Amendment and Supplement”), which is attached hereto as Exhibit 3, the “Offer to Purchase”). Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in the Offer to Purchase.

Except as described in the Offer to Purchase and in Schedule I thereto, none of Cypress, Purchaser or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I to the Offer to Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 below, Cypress, Purchaser and the Issuer entered into an Agreement and Plan of Merger, dated as of September 18, 2012 (the “Merger Agreement”), which is attached hereto as Exhibit 4 and incorporated herein by reference. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, on September 25, 2012 Purchaser amended the Offer for all of the outstanding Shares to increase the price offered to $3.10 per Share, net to the seller in cash (less any applicable withholding taxes and without interest).

The initial offering period expired at 12:00 midnight, New York City time, on October 9, 2012. The Depositary advised Cypress and Purchaser that as of the expiration of the initial offering period, 23,290,666 Shares had been validly tendered and not withdrawn pursuant to the Offer, representing, together with 1,667,584 Shares beneficially owned by Cypress, approximately 70% of the Shares outstanding. An additional 559,785 Shares were tendered subject to guaranteed delivery procedures, representing approximately 2% of the Shares outstanding. On October 10, 2012, Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to the expiration of the Offer (excluding all shares delivered through notices of guaranteed delivery), and payment for such Shares was made promptly in accordance with the terms of the Offer.

On October 10, 2012, Purchaser commenced a subsequent offering period for all remaining untendered Shares. The subsequent offering period expired at 5:00 p.m., New York City time, on Wednesday, October 17, 2012. The same $3.10 per Share price, net to the seller in cash (less any applicable withholding taxes and without interest), offered in the initial offering period was paid during the subsequent offering period. Purchaser immediately accepted for payment all Shares validly tendered during the subsequent offering period in accordance with the terms of the Offer. As of the expiration of the subsequent offering period, 2,622,273 Shares (which amount included a total of 478,150 Shares tendered subject to guaranteed delivery procedures) were accepted for payment during the subsequent offering period, representing, together with 1,667,584 Shares beneficially owned by Cypress and 23,290,666 Shares purchased at the expiration of the initial offering period, approximately 78% of the Shares outstanding.

The Reporting Persons estimate that approximately $122.5 million will be needed to consummate the Offer and the Merger and to pay related fees and expenses. Purchaser anticipates that all of the funds necessary to consummate the Offer and the Merger and to pay the related fees and expenses will be advanced to it, or paid on its behalf, by Cypress. Cypress has sufficient cash on hand to advance to Purchaser, or to pay on Purchaser’s behalf, the offer price for all Shares in the Offer and the Merger and to pay the related fees and expenses.

On June 26, 2012, Cypress entered into a new senior secured revolving credit facility with a group of lenders led by Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, pursuant to which Cypress has drawn down or will draw down funds which, when combined with Cypress’s existing cash on hand, are sufficient to pay the offer price for all Shares in the Offer and Merger and related fees and expenses.

Item 4. Purpose of Transaction.

The Offer was made pursuant to the Merger Agreement. The purpose of the Offer was for Cypress to acquire control of, and the entire equity interest in, the Issuer. The Offer is the first step in the acquisition of the Issuer and was intended to facilitate the acquisition of all of the Shares.

On September 18, 2012, Cypress, Purchaser and the Issuer entered into the Merger Agreement. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, on September 25, 2012 Purchaser amended the Offer for all of the outstanding Shares to increase the price offered to $3.10 per Share, net to the seller in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related form of the Amended and Restated Letter of Transmittal, which is attached hereto as Exhibit 5 and incorporated herein by reference.

The initial offering period expired at 12:00 midnight, New York City time, on October 9, 2012. The Depositary advised Cypress and Purchaser that as of the expiration of the initial offering period, 23,290,666 Shares had been validly tendered and not withdrawn pursuant to the Offer, representing, together with 1,667,584 Shares beneficially owned by Cypress, approximately 70% of the Shares outstanding. An additional 559,785 Shares were tendered subject to guaranteed delivery procedures, representing approximately 2% of the Shares outstanding. On October 10, 2012, Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to the expiration of the Offer (excluding all shares delivered through notices of guaranteed delivery), and payment for such Shares was made promptly in accordance with the terms of the Offer.

On October 10, 2012, Purchaser commenced a subsequent offering period for all remaining untendered Shares. The subsequent offering period expired at 5:00 p.m., New York City time, on Wednesday, October 17, 2012. The same $3.10 per Share price, net to the seller in cash (less any applicable withholding taxes and without interest), offered in the initial offering period was paid during the subsequent offering period. Purchaser immediately accepted for payment all Shares validly tendered during the subsequent offering period in accordance with the terms of the Offer. As of the expiration of the subsequent offering period, 2,622,273 Shares (which amount included a total of 478,150 Shares tendered subject to guaranteed delivery procedures) were accepted for payment during the subsequent offering period, representing, together with 1,667,584 Shares beneficially owned by Cypress and 23,290,666 Shares purchased at the expiration of the initial offering period, approximately 78% of the Shares outstanding.

In accordance with the Merger Agreement, on October 10, 2012, immediately following the closing of the Offer, all of the directors of the Issuer resigned from the board of directors of the Issuer, other than Theodore J. Coburn, William G. Howard, Jr. and William L. George. Immediately following the resignation of such directors, the remaining directors of Issuer appointed T.J. Rodgers, Brad W. Buss, Dana C. Nazarian, Neil Weiss, Cathal Phelan and Thomas Surrette, each of whom was designated by Purchaser, to the board of directors of the Issuer.

Information about the directors designated for appointment by Purchaser was previously disclosed in the Information Statement comprising Annex B of Amendment No. 5 of the Issuer’s Solicitation/Recommendation on Schedule 14D-9, which was filed by the Issuer with the SEC on September 25, 2012 and is incorporated herein by reference.

The Issuer expects to convene a special meeting of stockholders as soon as practicable to obtain stockholder approval of the Merger in accordance with the Merger Agreement, with the Issuer surviving the Merger as a wholly owned subsidiary of Cypress. The Merger cannot be completed unless stockholders holding at least a majority of the outstanding Shares on the record date for the special meeting approve and adopt the Merger Agreement. As a result of the Offer, Purchaser beneficially owns 27,580,523 Shares, representing approximately 78% of the outstanding Shares. Purchaser intends to vote all such Shares in favor of the approval and adoption of the Merger Agreement, and such vote is sufficient to ensure the approval and adoption of the Merger Agreement at the special meeting.

Pursuant to the Merger, it is expected that (i) each Share then outstanding (other than Shares held in the treasury of the Issuer or owned by Purchaser, Cypress or any direct or indirect wholly owned subsidiary of Cypress or any direct or indirect wholly owned subsidiary of Cypress or the Issuer and other than Shares held by Ramtron stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly exercised such stockholder’s statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) shall be cancelled and extinguished and automatically converted into the right to receive $3.10 per Share, net to the seller in cash (less any applicable withholding taxes and without interest), the same amount offered in the initial offering period, and (ii) each share of common stock, par value $0.001 per share, of Purchaser then outstanding shall be converted into one validly issued, fully paid share of common stock of the Issuer. Following the consummation of the Merger, the separate corporate existence of Purchaser will cease, the Issuer will continue as the surviving corporation of the Merger and Cypress will own all of the issued and outstanding capital stock of the Issuer. Following the effective time of the Merger, trading of the Shares on the NASDAQ Global Market will cease, there will be no public market for the Shares and registration of the Shares pursuant to the Exchange Act will be terminated.

The information set forth in the sections of the Offer to Purchase entitled “SUMMARY TERM SHEET,” “INTRODUCTION,” “6. Price Range of Shares; Dividends,” “7. Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations,” “11. Background of the Offer,” “12. Purpose of the Offer; Plans for Ramtron; Statutory Requirements; Approval of the Merger,” and “13. Dividends and Distributions” are incorporated herein by reference.

In addition, the information set forth in the sections of the Amendment and Supplement entitled “SUMMARY TERM SHEET,” “INTRODUCTION,” “6. Background of the Offer,” “7. Purpose of the Offer; Plans for Ramtron; Statutory Requirements; Approval of the Merger,” “8. The Merger Agreement” and “9. Dividends and Distributions” are incorporated herein by reference.

The summary of certain provisions of the Merger Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Merger Agreement.

Other than as described in this Schedule 13D (including any information incorporated by reference), the Reporting Persons currently have no plans or proposals that relate to, or that may result in, any of the matters listed in Items 4(a)-(j) of the General Instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As a result of purchases of Shares pursuant to the Offer, as of October 17, 2012, the Reporting Persons beneficially own 27,580,523 Shares representing approximately 78% of the Shares outstanding (based on 35,487,203 Shares outstanding on October 17, 2012, as reported by the Issuer to Cypress). Cypress and Purchaser each have sole voting and dispositive power of all the Shares by virtue of the fact that Purchaser, the record holder of the Shares, is a wholly owned subsidiary of Cypress.

(c) On October 10, 2012, Purchaser accepted 23,290,666 Shares for purchase, representing the number of Shares properly tendered and not withdrawn as of the expiration of the initial offering period, which expired at 12:00 midnight, New York City time, on October 9, 2012. An additional 559,785 Shares were tendered subject to guaranteed delivery procedures. Pursuant to the subsequent offering period that expired at 5:00 p.m., New York City time, on October 17, 2012, Purchaser purchased the following number of Shares on the following dates at the offer price of $3.10 per Share (which amounts include a total of 478,150 Shares tendered subject to guaranteed delivery procedures):

DATE:	NUMBER OF SHARES PURCHASED:
October 10, 2012	748
October 11, 2012	361,354
October 12, 2012	284,899
October 15, 2012	413,716
October 16, 2012	658,179
October 17, 2012	903,377

Except as disclosed in this Schedule 13D, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I to the Offer to Purchase has effected any transaction in the Shares during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4, none of Cypress, Purchaser or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I to the Offer to Purchase has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement.

2	Offer to Purchase dated June 21, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Cypress Semiconductor Corporation with the SEC on June 21, 2012).

3	Amendment and Supplement to the Offer to Purchase dated September 25, 2012 (incorporated by reference to Exhibit (a)(1)(G) to Amendment No. 9 to the Schedule TO filed by Cypress Semiconductor Corporation with the SEC on September 25, 2012).

4	Agreement and Plan of Merger, by and among Cypress Semiconductor Corporation, Rain Acquisition Corp. and Ramtron International Corporation, dated as of September 18, 2012 (incorporated by reference to Exhibit (d)(1) to Amendment No. 9 to the Schedule TO filed by Cypress Semiconductor Corporation with the SEC on September 25, 2012).

5	Form of Amended and Restated Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(H) to Amendment No. 9 to the Schedule TO filed by Cypress Semiconductor Corporation with the SEC on September 25, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2012

CYPRESS SEMICONDUCTOR CORPRATION

By:	/s/ BRAD W. BUSS
	Name:	Brad W. Buss
	Title:	Executive Vice President, Finance and Administration and Chief Financial Officer

RAIN ACQUISITION CORP.

By:	/s/ BRAD W. BUSS
	Name:	Brad W. Buss
	Title:	Secretary

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement.

2	Offer to Purchase dated June 21, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Cypress Semiconductor Corporation with the SEC on June 21, 2012).

3	Amendment and Supplement to the Offer to Purchase dated September 25, 2012 (incorporated by reference to Exhibit (a)(1)(G) to Amendment No. 9 to the Schedule TO filed by Cypress Semiconductor Corporation with the SEC on September 25, 2012).

4	Agreement and Plan of Merger, by and among Cypress Semiconductor Corporation, Rain Acquisition Corp. and Ramtron International Corporation, dated as of September 18, 2012 (incorporated by reference to Exhibit (d)(1) to Amendment No. 9 to the Schedule TO filed by Cypress Semiconductor Corporation with the SEC on September 25, 2012).

5	Form of Amended and Restated Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(H) to Amendment No. 9 to the Schedule TO filed by Cypress Semiconductor Corporation with the SEC on September 25, 2012).